                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-8F/A

I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (CHECK ONLY ONE; for descriptions, SEE Instruction 1):

      /X/   MERGER

      / /   LIQUIDATION

      / /   ABANDONMENT OF REGISTRATION
            (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      / /   ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY
            (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: STATE STREET RESEARCH MONEY MARKET TRUST (the "Fund")

3.    Securities and Exchange Commission File Nos. 2-97506; 811-4295

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      /X/   Initial Application            / /  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      One Financial Center
      Boston, MA 02111

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Daniel H. April, Esquire
      Ropes & Gray LLP
      One International Place
      Boston, MA  02110
      (617) 951-7182

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

      BlackRock, Inc.
      One Financial Center
      Boston, MA 02111

8.    Classification of fund (check only one):

      /X/   Management company;

      / /   Unit investment trust; or

      / /   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      /X/   Open-end     / /   Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

      Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

      State Street Research & Management Company
      One Financial Center
      Boston, MA 02111

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      State Street Research Investment Services, Inc.
      One Financial Center
      Boston, MA 02111

13.   If the fund is a unit investment trust ("UIT") provide:

      (a) Depositor's name(s) and address(es):  Not applicable.

      (b) Trustee's name(s) and address(es):    Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

      / /   Yes    /X/  No

      If Yes, for each UIT state:

              Name(s):
              File No.:
              Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            /X/  Yes      / /  No

            If Yes, state the date on which the board vote took place:

            September 22, 2004

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            /X/  Yes      / /  No

            If Yes, state the date on which the shareholder vote took place:

            Shareholders of the State Street Research Money Market Fund series of the Fund approved the merger on December 27, 2004.

            If No, explain:

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      /X/ Yes      / / No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

            January 28, 2005

      (b)   Were the distributions made on the basis of net assets?

            /X/ Yes      / / No

      (c)   Were the distributions made PRO RATA based on share ownership?

            /X/ Yes      / / No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   LIQUIDATIONS ONLY:
            Were any distributions to shareholders made in kind?

            / / Yes     / / No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   CLOSED-END FUNDS ONLY:
      Has the fund issued senior securities?

      / / Yes    / / No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      /X/ Yes    / / No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      / / Yes    /X/ No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

      / / Yes    /X/ No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            / / Yes    / / No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      / / Yes     /X/ No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)     Legal expenses:  Approximately $41,000

            (ii)    Accounting expenses:  Approximately $5,400

            (iii)   Other expenses (list and identify separately):

                    N/A

            (iv) Total expenses (sum of lines (i)-(iii) above): Approximately $46,400

      (b)   How were those expenses allocated?

            SSRM Holdings, Inc. (the parent of the Fund's investment adviser) bore the direct and indirect expenses incurred by the Fund while BlackRock, Inc. (the parent of the acquiring BlackRock portfolio's investment adviser) bore the direct and indirect expenses incurred by the acquiring BlackRock portfolio. Reasonable out-of-pocket costs and expenses incurred by the parties to the merger in connection with the preparation of the Registration Statement on Form N-14 and the printing and mailing of the proxy statements and the solicitation of the related proxies for the Fund were borne equally between BlackRock, Inc., on the one hand, and SSRM Holdings, Inc., on the other.

      (c)   Who paid those expenses?

            SSRM Holdings, Inc. (the parent of the Registrant's investment adviser) paid all direct and indirect expenses incurred by the Registrant during the merger, while BlackRock, Inc. (the parent of the acquiring BlackRock portfolio's investment adviser) paid all direct and indirect expenses incurred by the acquiring BlackRock portfolio during the merger. Reasonable out-of-pocket costs and expenses incurred by the parties to the merger in connection with the preparation of the Registration Statement on Form N-14 and the printing and mailing of the proxy statements and the solicitation of the related proxies for the Registrant were paid equally by BlackRock, Inc. and SSRM Holdings, Inc.

      (d)   How did the fund pay for unamortized expenses (if any)?

            There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      / / Yes       /X/ No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      / / Yes       /X/ No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      / / Yes       /X/ No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:

            BlackRock Funds

      (b) State the Investment Company Act file number of the fund surviving the Merger:

            811-05742

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            File No. 333-119450, filed on Form 497 on November 10, 2004

      (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of State Street Research Money Market Trust, (ii) he is the Assistant Treasurer of State Street Research Money Market Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                     /s/ Ted Gallivan
                                                     ----------------
                                                     Ted Gallivan
                                                     Assistant Treasurer